Exhibit 99.1

Results of Operations

The following table sets forth certain operational data for the six months ended June 30, 2025 and 2024:

	Periods Ended June 30,
	2025	2024
	USD	USD

Revenues	$9,121,016	$28,154,803
Cost of revenues	(7,984,341)	(25,579,175)
Gross profit	1,136,675	2,575,628
Operating expenses
Selling and distribution expenses	(890,599)	(1,628,765)
General administrative expenses	(7,864,833)	(3,964,173)
Loss from operations	(7,618,757)	(3,017,310)

Other income
Other income	582,021	156,325
Finance costs	(650,164)	(79,543)
Total other income (expense), net	(68,143)	(76,782)

Loss before income taxes	(7,686,900)	(2,940,528)
Income tax expense	-	-
Net Loss	$(7,686,900)	$(2,940,528)

Revenues

For the six months ended June 30, 2025 and 2024, we derived our revenues primarily from the sales of groceries through our online platform, the Webuy mobile App and the sale of packaged tour. Our breakdown of revenues in terms revenue stream and geographical locations for the six months ended June 30, 2025 and 2024, respectively, is summarized below:

	Periods Ended June 30,				Change
	2025	%	2024	%	(%)
	USD		USD
Sales of groceries - Singapore	$1,761,338	19.31	$4,793,482	17.03	(63.26)
Sales of groceries - Indonesia	441,382	4.84	17,312,921	61.49	(97.45)
Packaged-tour - Singapore	5,230,181	57.34	5,727,466	20.34	(8.68)
Packaged-tour - Indonesia	1,688,115	18.51	313,218	1.11	438.96
Insurance referral - Singapore	-	-	7,716	0.03	(100.00)
Total revenues	$9,121,016	100.00	$28,154,803	100.00	(67.60)

Total revenue for the six months ended June 30, 2025 was $9.1 million, a decrease of $19.0 million, or 67.6%, compared to $28.2 million for the same period in 2024. The decrease was primarily driven by a 97.5% decline in Indonesian grocery sales, from $17.3 million to $0.4 million, and a 63.3% decline in Singapore grocery sales, from $4.8 million to $1.8 million. These decreases were partially offset by a 438.9% increase in packaged-tour sales in Indonesia, from $0.3 million to $1.7 million, attributable to expanded offerings and stronger market demand.

Reduction in Singapore and Indonesia grocery revenue was primarily due to scaling down operations to minimize operating losses. Increase in Indonesia packaged-tour revenue was mainly driven by strong demand growth in the emerging travel market.

Cost of revenues

Cost of revenue for the six months ended June 30, 2025 and 2024 was approximately $7.98 million and $25.58 million, respectively, representing an decrease of 97.5% and 63.3% as a results of decreased groceries sales in Indonesia and Singapore. The decrease in cost of revenues was in line with the decrease in revenue. Our cost of revenues consists primarily of changes in inventory, direct labor costs (including salaries and benefits) for employees, sub-contractor fees associated with warehouse operations and packing and handling for grocery sales, including freight and delivery charges, costs for transacting with the principal service providers such as airlines and hotels for our new packaged-tour business and cost incurred for our newly opened retail stores in Indonesia.

Our breakdown of cost of revenues for the six months ended June 30, 2025 and 2024, respectively, is summarized below:

	Periods Ended June 30,
	2025	2024
	USD	USD
Changes in inventory	$1,721,373	$19,486,448
Direct labor	182,204	205,815
Packing and handling	47,260	627,535
Direct costs for packaged-tour	6,033,504	5,259,377
Total costs of revenue	7,984,341	25,579,175

Gross profit

Gross profit for the six months ended June 30, 2025 amounted to approximately $1.14 million as compared to gross profit of approximately $2.58 million for the six months ended June 30, 2024. Gross profit margin was approximately 12.46% and 9.15% for the six months ended June 30, 2025 and 2024, respectively. The increase in gross margin was primarily due to our strategic focus on higher-margin businesses and the scaling down of lower-margin operations.

During the first half of 2025, the Company continued to gradually transition its focus from grocery operations to the travel segment, which offers stronger growth potential and higher profitability. This strategic shift was driven by the recognition that grocery sales, particularly in Indonesia, historically carried very low margins. As part of this transition, Indonesian grocery sales were significantly reduced, while resources were increasingly allocated to expanding travel services.

In Singapore, grocery sales delivered a gross margin of 19.77% for the period, down from 23.07% in the prior year, reflecting heightened competition and rising costs. Meanwhile, the Singapore travel segment demonstrated improved performance, achieving a gross margin of 15.34% compared to 14.01% in the same period last year. The Indonesia travel segment, though still affected by fluctuations in airline ticket prices, also showed positive momentum, generating a gross profit compared to a loss in the first half of 2024.

Management believes this deliberate shift toward higher-margin segments—namely travel services—aligns with both evolving market trends and the Company’s strategic priorities. While external factors such as airfare volatility and consumer demand may continue to influence short-term results, the overall trajectory is expected to remain in line with management’s focus on enhancing long-term profitability.

Operating Expenses

Our operating expenses consist of selling and distribution expenses and general administrative expenses.

Selling and distribution expenses

Selling and distribution expenses for the six months ended June 30, 2025 and 2024 amounted to approximately $0.89 million and $1.63 million, respectively, representing a decrease of approximately $0.74 million or 45.3%.

The decrease was mainly due to sales commission and payment gateway fee decreased for six months ended June 30, 2025.

General administrative expenses

General administrative expenses for the six months ended June 30, 2025 and 2024 amounted to approximately $7.86 million and $3.96 million, respectively, representing an increase of approximately $3.90 million or 98%. The increase was mainly due to (1) An increase in expected credit loss of approximately $4.67 million, which comprised approximately $4.02 million related to note receivables and approximately $0.65 million related to other receivables, reflecting management’s conservative assessment of their collectability, (2) a penalty compensation of $0.3 million arising from the breach of loan covenants triggered by the de-listing event. These increases were partially offset by decreases in staff remuneration of approximately $0.43 million, professional fees of approximately $0.06 million, office expenses of approximately $0.10 million, and foreign exchange losses of approximately $0.50 million.

Total other Income (expense), net

Total other income amounted to approximately $0.58 million for the six months ended June 30, 2025, compared with other income mounted to approximately $0.16 million for the six months ended June 30, 2024. Total other income (expense) mainly comprised of (1) an increase of approximately $0.22 million was primarily attributable to the provision of container delivery services utilizing our available operating team. (2) an increase in the finance costs of approximately $0.57 million which was in line with the earlier settlement of loans for the six months ended June 30, 2025.

Income Tax Expense

We conducted our businesses in Singapore and Indonesia and are subject to tax in these jurisdictions. As a result of its business activities, we file separate tax returns in these countries that are subject to examination by the foreign tax authorities.

No provision for income tax expenses as we did not have taxable profits for the six months ended June 30, 2025 and 2024.

Net Loss

During the six months ended June 30, 2025, we incurred a net loss of approximately $7.69 million, as compared to approximately $2.94 million for the six months ended June 30, 2024. The increase in net loss is primarily attributable to expected credit loss and finance cost increase.

For the six months ended June 30, 2025, our EBITDA (before headquarters costs and expected credit loss provisions) was a loss of approximately US$0.73 million, compared to a loss of approximately US$1.67 million for the six months ended June 30, 2024.

EBITDA refers to loss before tax, depreciation, amortization, finance costs, expenses incurred by the listed holding company, and provisions for expected credit losses.

Liquidity and Capital Resources

As of June 30, 2025, the Company’s recurring operating losses and limited cash resources raise substantial doubt about its ability to continue as a going concern. In assessing the going concern assumption, management and the Board considered the following:

●	Management expects to see improved cash flows including liquidity and borrowings from future fund-raising activities. The Company’s principal uses of cash have been, and management expects will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

Subsequent to June 30, 2025, the Company successfully raised approximately $3.0 million through an equity placement, which has strengthened its liquidity position and provided additional working capital to support ongoing operations and strategic initiatives.

In addition, the Company signed a term sheet for an equity line of credit and senior convertible note, which, once finalized, will provide further financing flexibility to support future growth and working capital needs.

While the completion of this second financing is subject to final documentation and customary closing conditions, management believes that, together with the recent equity placement, these financing activities will significantly improve the Company’s capital resources and provide the necessary support to execute its strategic plans.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2025 and 2024 indicated:

	Periods Ended June 30,
	2025	2024
	USD	USD

Net cash used in operating activities	$(2,218,757)	$(5,550,605)
Net cash (used in) / provided by investing activities	(5,526)	340,092
Net cash (used in) / provided by financing activities	(344,053)	1,698,449
Net decrease in cash and cash equivalents	(2,568,336)	(3,512,064)
Effect of exchange rate changes on balance of cash held in foreign currencies	(668,618)	174,449
Cash and cash equivalents at the beginning of the period	4,148,279	5,393,848
Cash and cash equivalents at the end of the period	$911,325	$2,056,233

Cash used in operating activities

For the six months ended June 30, 2025, net cash used in operating activities amounted to approximately $2.2 million primarily resulting from the net loss of approximately $7.69 million, adjusted for non-cash items and changes in working capital. Adjustments for non-cash items consist of the expense items for expect credit loss $4.67 million, amortization of intangible assets to approximately $0.30 million and depreciation of leasehold improvements and equipment and right of use assets of approximately $0.45 million. Changes in working capital included decrease in inventories of approximately $0.07 million, decrease in accounts receivables of approximately $0.55 million, increase in prepaid expenses and other assets of approximately $0.47 million, a decrease in operating lease liability of approximately $0.32 million, decrease in accounts payable of approximately $0.60 million, increase in deferred revenue of approximately $0.71 million, increase in other current liabilities of approximately $0.13 million.

For the six months ended June 30, 2024, net cash used in operating activities amounted to approximately $5.55 million primarily resulting from the net loss of approximately $2.94 million, adjusted for non-cash items and changes in working capital. Adjustments for non-cash items consist of the expense items for amortization of intangible assets to approximately $0.34 million and depreciation of leasehold improvements and equipment of approximately $0.58 million. Changes in working capital included decrease in inventories of approximately $0.22 million, increase in accounts receivables of approximately $0.06 million, increase in prepaid expenses and other assets of approximately $5.31 million, a decrease in operating lease liability of approximately $0.32 million, increase in accounts payable of approximately $1.26 million, increase in deferred revenue of approximately $0.37 million, increase in other current liabilities of approximately $0.30 million.

Cash (used in) / provided by investing activities

For the six months ended June 30, 2025, net cash used by investing activities amounted to approximately $0.006 million due to purchase of office equipment.

For the six months ended June 30, 2024, net cash provided by investing activities amounted to approximately $0.34 million due to the receipt from the collection of a promissory note of $3 million, partially offset by the purchase of leasehold improvements and equipment of approximately $(0.16) million and the purchase of a promissory note of $(2.50) million from a third party.

Cash (used in) / provided by financing activities

For the six months ended June 30, 2025, net cash used by financing activities amounted to approximately $0.34 million which primarily consisted of earlier settlement of loan.

For the six months ended June 30, 2024, net cash provided by financing activities amounted to approximately $1.70 million which primarily consisted of net proceeds from the self-underwritten public offering of approximately $2.30 million, partially offset by the repayment of convertible notes of approximately $(0.36) million and the repayment of loan payables of approximately $(0.24) million.

Inflation

Inflation and changing prices have not had a material effect on our business, and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor price changes in our industry and continually maintain effective cost control in operations.

Off Balance Sheet Arrangements

As of June 30, 2025 and December 31, 2024, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

Critical Accounting Policies and Estimates

Revenue recognition

The Company adopts Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) for all periods presented. The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires the Company to (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the performance obligation is satisfied.

Product revenues

- Performance obligations satisfied at a point in time

The Company primarily sells goods through group orders directly through the Company’s mobile application. The Company accounts for the revenues generated from sales on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. Revenues are measured based on the amount of consideration that the Company expects to receive reduced by sales return and discount. In making this determination, the Company also assesses whether the Company is primarily obligated, subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators in accordance with ASC 606-10-55-36 through 40. The Company recognizes the sales of goods when the control of the specified goods is transferred to customers which is upon delivery of goods to customers. Revenues also exclude any amounts collected on behalf of the third parties, including sales taxes and indirect taxes.

The Company sells goods to customers and the revenues are earned from the cash payment made by customers or customers settle their balances with “Assets”. The Company grants “Assets” upon (i) Cash collected from customers via Webuy mobile APP to top up their e-wallet balance; (ii) Refund to customers’ e-wallet due to order cancellation or products returned from customers; (iii) Commissions payable to Group Leaders for the provision of services to the Company. These “Assets” entitle the holders to offset future purchases. As such, “Assets” are initially recognized and recorded as “Advances from customers” upon the grant and when customers have yet placed the purchase orders to create an underlying sales agreement with the Company. The Company uses the term “Assets” to represent the payment procedures and balances of customers’ user accounts on the Company’s Webuy mobile APP platform.

Until “Assets” are used at the time when customers have placed the purchase orders, “Assets” of customers’ user accounts in the Company’s Webuy mobile APP will be reduced; as for the Company’s book-keeping, the Company reclassifies the “Advance from customers” balance to “Deferred revenue”. “Deferred revenue” is a contract liability that the Company is obligated to transfer goods to customers for which the Company has received consideration (or the amount is due) from customers in the form of cash or “Assets”. The balance of “Deferred revenue” represents unfulfilled performance obligations in the sales agreement, i.e. products that have not yet been delivered. Once the related products have been delivered, the amount in “Deferred revenue” account is shifted to a revenue account.

The revenue deferred from the year ended December 31, 2024, and 2023 which was recognized as income during the six months ended June 30, 2025 and 2024 was $2,131,361 and $1,829,730, respectively.

Packaged-tour revenue

- Performance obligations satisfied at a point in time

Within each contract, the Company identify whether it is principal or agent at the performance obligation level. In arrangements where the Company has substantive control over the service before transferring it to the customer and is primarily responsible for integrating the services into the final deliverables, the Company acts as principal. The Company’s revenue on the sale of packaged-tour is reported as a gross basis, that is, the amounts billed to the customer are recorded as revenues, and amounts paid to travel supplier (such as airlines, hotels, travel buses, etc.) are recorded as cost of revenues. The Company is principal in accordance with ASC paragraphs 606-10-55-36 through 55-40 because the Company controls the packaged-tour including the underlying travel services before the services are transferred to the customer. The control is evidenced by the Company being primarily responsible to its customer and is having a level of discretion in establishing pricing.

The Company operates as a single operating segment including product revenue from the sale of goods, which represent 24% of the Company’s revenues, and sale of packaged tour, which represent 76% of the Company’s revenues. Due to the integrated structure of the Company’s business, the sale of goods revenue and sale of packaged tour revenue are combined with each other. The Company’s chief operating decision maker, its Chief Executive Officer, reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance. The Company’s primary operations are in Singapore and Indonesia, and it has derived substantially all of its revenue from sales to customers in these jurisdictions.

In accordance with ASC 280-10-50-40, the Company’s disaggregation information of revenues by each product and service or each group of similar product and service type which were recognized based on the nature of performance obligation disclosed above was as follows:

	For the six months ended June 30,
Product/Service Type	2025	Percentage of Total revenue	2024	Percentage of Total revenue
Food and beverage	$1,372,113	15.04%	$14,341,959	50.93%
Fresh produce	800,142	8.77%	7,739,563	27.49%
Lifestyle and other personal care items	30,465	0.33%	24,881	0.09%
Packaged-tour	6,918,296	75.85%	6,040,684	21.46%
Insurance referral	-	-%	7,716	0.03%
Total	$9,121,016	100%	$28,154,803	100.00%

Revenues classified by the geographic areas in which the customers were located was as follows:

	For the six months ended June 30,
Country	2025	Percentage of Total revenue	2024	Percentage of Total revenue
Singapore	$6,991,519	77%	$10,528,664	37%
Indonesia	2,129,497	23%	17,626,139	63%
Total	$9,121,016	100%	$28,154,803	100%

During the six months ended June 30, 2025 and 2024, all revenues were generated from third parties.

Recent accounting pronouncements

All new standards and amendments that are effective for annual reporting period commencing January 1, 2025 have been applied by the Company for the six months ended June 30, 2025. The adoption did not have material impact on the unaudited interim consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2025, and they have not been early adopted by the Company in preparing these unaudited interim consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the unaudited interim consolidated financial statements of the Company.